SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2011

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Report on Material Matters (Fair Disclosure)

1. Information	Title of Report	Consideration by KT Corporation to acquire certain shares of Telkom SA Limited of South Africa (“Telkom”)
Related Material Information

KT Corporation have entered into discussions regarding a potential strategic venture (“Potential Strategic Venture”) that would, if implemented, result in KT Corporation acquiring a strategic equity shareholding of 20% in the post-issue ordinary share capital of Telkom and the Companies entering into long-term agreements to formalise the relationship and identified areas of mutual strategic and business cooperation.

Should the Potential Strategic Venture be agreed, Telkom and KT Corporation will implement the Potential Equity Investment by way of a specific issue of new Telkom ordinary shares for cash at an issue price of ZAR36.05 per new Telkom ordinary share. (to acquire approximately 20% of Telkom’s total outstanding shares, for approximately US$600 million)

* Specific details regarding the share acquisition and other future plans will be further publicly disclosed once finalized
	Previous disclosure date	-

2. Information Details	Information Provider	KT Corporation Investor Relations, Financial Office
	Information Provided To	Media
	Date of Information Publication	After fair disclosure on October 14, 2011
	Location	-
3. Contact Details	Department in Charge of Disclosure (phone number)	Investor Relations, Financial Office (031-727-1911~3, 1922~5)
4. Other Matters Relevant to Investment Decision	Foregoing information may be changed or cancelled in its entirety based on future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 17, 2011 KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director

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